

GKN plc

03 JUN 26 AM 7:21

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



03024144

12 June 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Exemption File 82-5204

Dear Sir,

GKN plc – Latest Announcement

For your information I enclose a copy of the above.

Yours faithfully,

S. DeRitter

David Pavey
Assistant Company Secretary

Enc.

dlw 6/30

COMPLIANCE/SEC/COR/notification of press release

GKN announces major breakthrough in Japan 05/06/2003

The Japan Defence Agency (JDA) has announced that it has selected the EH101 to meet the Navy's Airborne Mine Counter-Measures (AMCM) and Antarctic Survey transport requirements, subject to satisfactory contract negotiations. EH101 was selected after a competition which started with Sikorsky's S-92 as a contender.

In total, it is expected that fourteen utility, RTM322 powered, rear-ramped variants of the EH101 will be ordered to replace the Japan Maritime Self Defence Force's (JMSDF) long-serving fleet of Sikorsky MH-53Es and S-61s.

Eleven EH101s will be based at Iwakuni, near Hiroshima, the home of the AMCM squadron HM111. To date, only Japan and the US have mastered the use of the helicopter for the specialist minesweeping role which necessitates a powerful and safe helicopter with high payload and range, and large cabin capacity. The squadron will also be responsible for the transport role in the JMSDF, and for the first time has a multi-role helicopter to perform it, utilising specially designed modules to allow quick changes between the two missions.

The other three EH101s will be allocated to the icebreaker ship 'Shirase', which travels to the South Pole each year to support Japan's 'Showa' scientific research base. Shirase's embarked helicopters transport personnel, and hundreds of tons of materials and provisions between the ship and the base, sometimes in severe freezing weather. The Antarctic experiences the world's coldest temperatures and highest winds. Safe flight in such conditions and autonomous operations from a ship are prerequisites for this Antarctic role.

The operation and support of both roles is performed by the JMSDF, though the Antarctic role is on behalf of the Ministry of Education, Culture, Sport, Science and Technology (MEXT). The involvement of two budget holders led perhaps to more focus than usual on Life Cycle Costs. EH101 stood up to this meticulous examination by demonstrating low operating costs through its excellent reliability, ease of maintenance and high availability. Kawasaki Heavy Industries plan to establish extensive support facilities in Japan to reduce maintenance costs still further, whilst providing JMSDF with the other benefits of a local support service.

EHI teamed with Kawasaki Heavy Industries and Marubeni Aerospace nearly ten years ago, the first successful outcome of which was the purchase of a civil-utility EH101 variant by the Tokyo Metropolitan Police (TMP). EH101 was chosen for its long range and high capacity which have already been successfully exploited by TMP during emergency evacuations from earthquake and volcano hit areas.

This helicopter entered service in March 1999 as the first operational civil EH101in the world and reached 1000 flying hours in only two and a half years, underscoring its high availability. The TMP EH101's proudest moment was when it was chosen to fly the Japanese Emperor and Empress in July 2001, ahead of the official Super Puma VIP helicopter. The performance of TMP's EH101 was naturally thoroughly scrutinised by the JMSDF.

The EH101 is the only new generation medium-lift helicopter with proven capability and performance. It was originally designed as a modern successor to the H-3 Sea King and entered service in 1998 with the UK Royal Navy. In addition to the Tokyo Metropolitan Police, it is now in service with the Royal Navy Royal Air Force, Italian Navy, and the Canadian Armed Forces. The Governments of Denmark and Portugal have also ordered 14 and 12 aircraft respectively. The total fleet has over 37,000 flying hours of experience to date. 128 aircraft have been ordered and over 80 aircraft have now been delivered.